FBS Global Limited

74 Tagore Lane, #02-00 Sindo Ind. Est.

Singapore 787498

September 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Thomas Jones

Re:	FBS Global Limited (CIK No. 0001938534) Withdrawal of Request for Acceleration
Registration Statement on Form F-1 (as amended)
File No. 333-281514

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on September 24, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, September 26, 2024, at 4:30pm Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding this request, please contact David Ficksman at (310) 789-1290.

Very truly yours,

By:	/s/ Kelvin Ang
Name:	Kelvin Ang
Title:	Chief Executive Officer

cc:	David Ficksman, TroyGould PC
R. Joilene Wood, TroyGould PC